UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – IUDÚ Compañía Financiera S.A. continues its business relationship with Dorinka S.R.L. (formerly Walmart S.R.L.)

IUDÚ Compañía Financiera S.A. continues its business relationship with Dorinka S.R.L. (formerly Walmart S.R.L.)

Buenos Aires, August 25, 2021 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group in Argentina with a nationwide presence, announces that on August 24, 2021, its subsidiary IUDÚ Compañía Financiera S.A. (the “Company”) approved the continuation of the Company's commercial relationship with Dorinka S.R.L. (formerly known as Walmart S.R.L.) entering into a new 5-year term service agreement expiring on August 24, 2026, by virtue of which the Company will continue to offer its financial products and services at Dorinka S.R.L.'s points of sale, not generating obligations for any of the parties at the end of the contract, in relation to portfolios and clients.

This new marketing agreement includes among its provisions that credit cards will be co-branded with the retailer, creating a joint identification as commercial allies.

Dorinka S.R.L. is a company belonging to the de Narváez Group that in November 2020 acquired the Walmart Argentina operation.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 25, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer